SUB-ITEM 77H:  Changes in control of registrant


Federated U.S. Government Securities Fund: 1-3
Years
(Registrant)




As of August 31, 2017, State Farm College Savings has attained control of the Registrant by acquiring
26.07%* of the voting securities of the Registrant.


* Must be greater than 25%.